

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 29, 2011

Via E-mail
Peter Evensen
Chief Executive Officer and Chief Financial Officer
Teekay LNG Partners L.P.
4th Floor Belvedere Building
69 Pitts Bay Road
HM 08, Bermuda

> **Re: Teekay LNG Partners L.P.**
> **Form 20-F for Fiscal Year Ended December 31, 2010**
> **Filed April 4, 2011**
> **File No. 001-32479**

Dear Mr. Evensen:

We have reviewed your filing and have the following comments. Our comments ask you to provide us with information so we may better understand your disclosures.

Please respond to this letter within ten business days by confirming that you will revise your document in future filings and providing the requested information. If you do not believe our comments applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Risk Factors

Over time vessel values may fluctuate substantially…, page 14

1. You disclose that vessel values have declined considerably between the third quarter of 2008 and early 2011. You also disclose that certain loan agreements require minimum levels of tangible net worth to be maintained. Please tell us if the carrying amount of any of your vessels exceeds its fair market value. If so, tell us the aggregate (i) number, (ii) carrying amount and (iii) fair market value of such vessels at December 31, 2010 and September 30, 2011. In so doing, tell us the basis for the fair market values. Also, tell us what effect, if any, that fair market values below carrying amounts have on your financing arrangements and operations, other than redeployment upon termination of existing charters or potential loss upon disposition of affected vessels.

Management's Discussion and Analysis

Results of Operations

Year Ended December 31, 2010 versus Year Ended December 31, 2009

Liquefied Gas Segment, page 34

2. In the table on page 23 of your 2009 Form 20-F in regard to information about your LNG vessels, it was indicated that the Arctic Spirit had a remaining charter term of 8 years. The same table on page 23 of your 2010 Form 20-F indicates a remaining charter term of 7 years. Under "Vessel Operating Expenses" on page 35, you indicate the Arctic Spirit as being without a charter for most of 2010. However, under the immediately preceding "Net Voyage Revenues" section and the paragraph immediately preceding that section you indicate that the Arctic Spirit was off hire only 22 days during 2010, all of which was during the first quarter. Please clarify for us and in your disclosure the operating status of the Arctic Spirit and the type of revenue (i.e., fixed rate time charter, spot rate, etc.) it generated for you during fiscal 2010.

Other Operating Results

Realized and Unrealized Loss on Derivative Instruments, page 38

3. We note that these amounts are material to the results of each period reported in this annual filing and the interim financial statements included in your 2011 Form 6-K's. Please include an analysis in sufficient detail in regard to the material variances in this line item between all comparable periods, as well as the basis for reported amounts material to the results of each period, particularly those pertaining to interest rate swap agreements. In connection with this, we note your disclosure with respect to this line item in the MD&A section for the interim period ended June 30, 2011 contained in your Form 6-K filed August 31, 2011 that references the note to the financial statements containing additional details of derivative instruments, but the note does not analyze variances in amounts reported between comparable periods or provide a basis for the amounts reported in each period. Please provide us with a copy of your intended revised disclosure.

Liquidity and Cash Needs, page 42

4. Please discuss (i) the reason for your significant working capital deficit, (ii) its affect on your liquidity and operations, and (iii) how you manage the deficit. Provide us with a copy of your intended revised disclosure.

Cash Flows, page 43

5. Please include a comparative discussion of each component of cash flows (i.e., operating, financing, and investing) between the two earliest periods presented in the statements of cash flows. For example, there is no discussion of cash flows between 2009 and 2008.

Critical Accounting Estimates

Valuation of Derivative Instruments, page 46

6. Please expand upon the significant factors and uncertainties in determining the estimated fair values of your derivative instruments and the material amounts reported in the statement of operations, and that cause reported amounts to vary materially. Identify the factors that are most sensitive to change or variability and why.   Please provide us with a copy of your intended revised disclosure.

Notes to Consolidated Financial Statements

Note 5. Leases and Restricted Cash

Operating Leases, page F-17

7. In regard to the last sentence that states "The minimum scheduled future revenues should not be construed to reflect total charter hire revenues for any of the years," please tell us and disclose the factors that would cause the associated revenue amounts reported to differ from the minimum scheduled future revenues presented here and by what degree. Also, clarify whether this statement also pertains to revenues associated with your direct financing leases. Include discussion in "Critical Accounting Estimates" as appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Patrick Kuhn at (202) 551-3308 or Doug Jones at (202) 551-3309 with any questions. You may also call me at (202) 551-3380.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief